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c/o Ultimus Fund Solutions, LLC

PO Box 46707

Cincinnati, OH 45246-0707

Filed by James Alpha Funds Trust

d/b/a Easterly Funds Trust

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12(b)

under the Securities Exchange Act of 1934

Subject Company: Managed Portfolio Series

File No. 333-172080

Date: May 22, 2026

MM/DD/YYYY

Reminder:
You need to complete your proxy vote.
If you haven’t done so yet, please follow the instructions you received to submit your vote. We’re here to help if you need assistance.

If you have any questions regarding the proxy please reach out to

1-888-371-8898.

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The below is informational for your reference once voting is complete.

Service changes coming soon, pending shareholder approval. If you have any questions regarding the changes, you can reach out to

1-833-999-2636

LOGO

c/o Ultimus Fund Solutions, LLC

PO Box 46707

Cincinnati, OH 45246-0707

Dear Olstein Investor,

Subject to shareholder approval, the Olstein Strategic Opportunities Fund and Olstein All Cap Value Fund will reorganize into the Easterly Snow Small Cap Value Fund and Easterly Snow All Cap Value Fund, respectively. Along with these reorganizations, Olstein will convert transfer agency services from U.S. Bank Fund Services (USB) to Ultimus Fund Solutions, LLC (Ultimus).

Below is important information that, if shareholders approve the reorganizations, affects your Olstein fund account after the close of business on Friday, June 26, 2026:

•	Your account number will not change.
•	Our mailing addresses will change to the following:
Overnight:	U.S. Mail:
Easterly Funds Trust	Easterly Funds Trust
c/o Ultimus Fund Solutions, LLC 225 Pictoria Drive, Suite 450	c/o Ultimus Fund Solutions, LLC P.O. Box 46707
Cincinnati, OH 45246	Cincinnati, OH 45246

•	Beginning Monday, June 29, 2026, this is your new phone number to reach the Easterly Funds contact center:

833-999-2636 Monday through Friday

8:30 a.m. to 6:00 p.m. ET

•	Online Access:
o	Olstein Funds:
▪	Ability to transact or maintain your existing Olstein account via online access will cease at approximately 3 pm ET on Friday June 26, 2026.
o	Easterly Funds:
▪	Beginning Monday, June 29, 2026, you may register for a new Id that will provide you with view access on your new Easterly Account.
▪	To establish a new Id:
•	Visit the following url: http://shareholder.ultimusfundsolutions.com/login/James%20Alpha%20Fund
•	Click “Create an account”
•	Enter your SSN and Olstein Account number (which will carry over into the new Easterly Fund)
•	Choose a new User Id
•	Choose a new Password using the requirements shown on screen
▪	If you need assistance, please call our Shareholder Services number 833-999-2636
•	Prospectus/Proxy Statement: Please review the Prospectus/Proxy Statement and Plan of Reorganization applicable to your reorganization for details related to:
o	Class Structure
o	Sales Charge Schedules

LOGO

c/o Ultimus Fund Solutions, LLC

PO Box 46707

Cincinnati, OH 45246-0707

o	Contingent Deferred Sales Charges, Reductions, and Waivers
o	Comparison and Contrast between Olstein and Easterly Purchase and Redemption Procedures
o	Exchange Privileges

•	For IRA account holders:
o	In connection with this service provider change, First National Bank of Omaha (“FNBO”) will replace US Bank, N.A., as the custodian for all Olstein Funds IRA accounts effective on or about Monday, June 29, 2026.
o	To access and download the new Custodial Agreement with FNBO, please visit https://funds.easterlyam.com/ and download an application with attached Custody Agreement, or call us at 833-999-2636.
o	Please Note: This change of custodian does not require any action on your part and will not cause any disruption in servicing your Account.

We appreciate your investment with us. We will work with our service providers to ensure this transition is seamless and easy for you.

Questions or comments?

Beginning Monday, June 29, 2026, call us at 833-999-2636, Monday through Friday, 8:30 a.m. to 6:00 p.m. ET.

Thank you for your investment with Easterly Funds.